UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 19, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 19, 2016, regarding the completion of the sale process of Turkcell Finansman A.Ş.’s commercial paper.

Istanbul, December 19, 2016

Announcement Regarding the Completion of the Sale Process of Turkcell Finansman A.Ş.’s Commercial Paper

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

The sale process of our Company’s %100 subsidiary Turkcell Finansman A.Ş.’s 174-day commercial paper* with a nominal amount of TRY 250,000,000, maturity date of June 8, 2017 and an annual simple interest of 10.70% to qualified investors within Turkey, without public placement was completed on December 16, 2016. Attracting strong interest from 28 institutional investors, the issuance is the largest in the domestic financial sector, excluding banks and subsidiaries, since the beginning of the year.

This announcement appears for information purposes only. It does not constitute an offer to purchase or a solicitation of offers with respect to the bonds. The bonds have not been and will not be registered for sale with the authorities in any country outside of Turkey. In particular, the bonds have not been and will not be registered under the US Securities Act of 1933.

* Capital Markets Board’s decision dated November 30, 2016, approving the issuance of domestic debt securities is for an amount up to TRY 1,500,000,000.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 19, 2016	By:	/s/Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 19, 2016	By:	/s/Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President